25002327

SECUR

Washington, D.C. 20549

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SEC FILE NUMBER
8-68621

ANNUAL REPORTS
FORM X-17A-5
PART III

MAR 0 3 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BlackArch Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 W Trade Street, Suite 2200
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenn Holloway	(704)414-6319	holloway@blackarchpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

1111 Metropolitan Ave.	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BlackArch Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY FISCHER
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 09, 2025

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLACKARCH SECURITIES LLC

FINANCIAL STATEMENTS AND
ACCOMPANYING INFORMATION

As of and for the Year Ended December 31, 2024

And Report of Independent Registered Public Accounting Firm

BLACKARCH SECURITIES LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
BlackArch Securities LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of BlackArch Securities, LLC (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2011.

Rockville, Maryland
February 24, 2025

BLACKARCH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS	
Cash and cash equivalents	$35,221,129
Prepaid expenses	1,380
Total Assets	$35,222,509
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 132,000
Total Liabilities	132,000
Member's Equity	
Additional paid in capital	433,170
Retained earnings	34,657,339
Total Member's Equity	35,090,509
Total Liabilities and Member's Equity	$35,222,509

The accompanying notes to the financial statements are an integral part of this statement.

BLACKARCH SECURITIES LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2024

Revenues	
Transaction fees	$39,853,043
Interest income	551,214
Total Revenues	40,404,257
Expenses	
Office services	385,171
Management fees	26,502,707
Business licenses and fees	124,810
Professional fees	44,653
Other operating expenses	12,784
Total Expenses	27,070,125
Net Income	$13,334,132

The accompanying notes to the financial statements are an integral part of this statement.

BLACKARCH SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2024

	Paid-In Capital	Retained Earnings	Capital
Balance, December 31, 2023	$433,170	$21,323,207	$21,756,377
Net income	-	13,334,132	13,334,132
Balance, December 31, 2024	$433,170	$34,657,339	$35,090,509

The accompanying notes to the financial statements are an integral part of this statement.

BLACKARCH SECURITIES LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities	
Net income	$13,334,132
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	19,201
Increase in other liabilities	12,750
Net cash provided by operating activities	13,366,083
Net increase in cash and cash equivalents	13,366,083
Cash and cash equivalents at beginning of year	21,855,046
Cash and cash equivalents at end of year	$35,221,129

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Parent Company is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly-owned subsidiary of Regions Financial Corporation ("Regions"). The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority (FINRA). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Prepaid expenses – The Company maintains a deposit with FINRA, the self-regulatory organization that regulates the Company, for ongoing registrations and assessments.

Accrued expenses – Consists of payables due to third parties for regulatory fees due to FINRA and SIPC for ongoing business expense as well as professional services.

Fee revenue – Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues are generated primarily through providing mergers and acquisition advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Advisory fees received by BlackArch Partners LLC may be netted against transaction fees received by BlackArch Securities LLC based upon the terms of signed agreements.

Note 2—Summary of significant accounting policies (continued)

Related-party transactions – The Company has an agreement in which its Parent Company will provide administrative and accounting services, use of office space and equipment, insurance and employee benefits. The agreement commenced August 24, 2010, and was for an initial one-year period, with an automatic one-year renewal upon the end of the agreement unless a notice of termination is given.

In addition, the Company will pay the Parent Company a fee associated with the Company's allocated percentage of bonuses which is included as management fees on the accompanying statement of income and amounted to $25,862,557 for the year ended December 31, 2024. Total related-party expenses included on the accompanying statement of income and amounted to $26,887,878 for the year ended December 31, 2024. In addition, as of December 31, 2024, the Company held $711,300 in cash at Regions.

Income taxes - The Company is a disregarded entity and is not subject to income tax for federal or state purposes. Previously, the Company adopted the guidance in Accounting Standards Update ("ASU") 2019-12 (modifies Accounting Standards Codification Topic 740, Accounting for Income Taxes) under the required retrospective approach. ASU 2019-12 clarifies the previous guidance to allow a legal entity that is both not subject to tax and disregarded by the taxing authority to elect to allocate the consolidated amount of current and deferred income tax expense to its separate company financial statements but is not required to do so. In accordance with ASU 2019-12, the Company has not recorded any income taxes in its financial statements for the year ended December 31, 2024 and there is no disclosure on income tax provision in the accompanying footnotes

The Company operating results are included in the federal, state and local income tax returns filed by the Parent Company. Effective January 1, 2021, the Company is no longer a member of the U.S. tax allocation sharing agreement with the Parent, which is the agreement between the Parent's and its subsidiaries that provides for allocation of consolidated income tax liabilities and benefits between the Parent Company and its subsidiaries.

Note 3—Net capital requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the company to maintain minimum net capital, as defined. At December 31, 2024 the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2024, the Company had net capital of $34,377,829, which is $34,369,029 in excess of the required net capital of $8,800. The Company had an aggregate indebtedness percentage of 0.0038:1, which is in compliance with the 15:1 ratio required for broker dealer.

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Supplemental cash flow information

The Company did not incur interest expense in 2024.

Note 6—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 7—Contingencies and uncertainties

The Company, in its capacity as a broker dealer and provider or merger and acquisition advisory services, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. As of December 31, 2024, there are no outstanding litigation or regulatory matters that will have a material impact on the Company's operating results or financial position.

Note 8—Segment reporting

As of January 1, 2024, the Company adopted Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 37% of its total revenues from three external customers in 2024.

Note 9—Subsequent events

The Company has evaluated subsequent events through February 24, 2025, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

BLACKARCH SECURITIES LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2024

Net capital	
Member's interest	$ 35,090,509
Less deductions:	
Total nonallowable assets	(712,680)
Net capital adjustments	-
Net capital	**$ 34,377,829**
Aggregate indebtedness	$ 132,000
Ratio of indebtedness to capital	0.0038 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	0.00%
Computation of basic net capital requirement	
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)	$ 8,800
Minimum dollar net required (2)	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 8,800
Excess net capital over net capital requirement	$ 34,369,029
Net capital in excess of the greater of: 10% of Aggregate Indebtedness or 120% of the minimum dollar net capital requirement of a reporting broker dealer	$ 34,364,929

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter-ended December 31, 2024.

BLACKARCH SECURITIES LLC
EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2024

The Exemption Report

BlackArch Securities LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) As set forth in Section 8(2) of the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e. exempt from) 17 C.F.R. §240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to providing investment banking services in one area: M&A advisory services.

(2) The Company did not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (iii) carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Glenn Holloway, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BlackArch Securities LLC

Glenn Holloway

Glenn Holloway Chief
Financial Officer
February 24, 2025

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Member
BlackArch Securities, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BlackArch Securities LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services, (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

BlackArch Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Rockville, Maryland
February 24, 2025